Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Intercepts More High Grade Gold at Madsen Fork Zone

     <<
     Toronto Stock Exchange Trading symbol - CRJ
     AMEX - CGR

     "Claude Intercepts 31.03 g/tonne over 2.70 meters (0.90 oz/t over
     8.86 feet)"
     >>

     SASKATOON, Dec. 11 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR)
today reported on its most recent gold exploration results from the Fork Zone area of the Madsen property located at Red Lake, Ontario. The highlights of assay results include:

     <<
     Hole ID         Grams /        Length         Ounces /       Length
     -------         Tonne           (m.)            Ton           (ft.)
                     -------        ------         --------       -------
     RUM-08-41        12.98          1.12            0.38           3.67
     RUM-08-52        31.03          2.70            0.90           8.86
     RUM-08-66        31.37          1.00            0.91           3.28
     Including       125.19          0.25            3.64           0.82
     RUM-08-68        49.83          1.30            1.45           4.27
     >>

     The most recent Fork Zone assays continue to identify significant zones of gold mineralization and augment prior drilling results in which Claude
Resources intercepted 17.32 g/t over 10.33 metres (0.61 oz./t over 33.89 ft.)
as announced in an April 16, 2008 media release.
     The current geological interpretation of the Fork Zone has identified at least two sub-parallel, moderately southeast-dipping shear systems that host southwest plunging ore-shoots. The mineralized shear systems have been intercepted over a strike length in excess of 450 meters and they remain open along strike and at depth.
     The Fork Zone is located only 500 meters from underground infrastructure at the Madsen mine and mid-way between the Starratt-Olsen and Madsen mines.
"The multiple, sub-parallel lenses, proximity to established infrastructure and shallow depth of the system are encouraging for the continued expansion of the high grade resources associated with the Mafic/Ultramafic trend," says
Brian Skanderbeg, Vice President Exploration at Claude Resources Inc.
     A longitudinal section of the Fork Zone, location map on the Madsen exploration property and the full Fork Zone exploration results to date are available on the Claude Resources website at www.clauderesources.com.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and range from 65% to 90% of true widths. Composite intervals were calculated using a 3.00 g/t cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 830,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505, or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:23e 11-DEC-08